Rezolve AI plc

21 Sackville Street

London, W1S 3DN

United Kingdom

December 22, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo

Re:	Rezolve AI plc Registration Statement on Form F-3
File No. 333-292302

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rezolve AI plc (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on December 29, 2025, or as soon thereafter as practicable, or at such other time as the Company, or their outside counsel, DLA Piper LLP (US), requests by telephone that such Registration Statement be declared effective.

Please contact Penny J. Minna of DLA Piper LLP (US) at (410) 580-4228 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

REZOLVE AI PLC

/s/ Daniel Wagner
Name: Daniel Wagner
Title: Chief Executive Officer